November 10, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Clovis Oncology, Inc. (the “Company”) – Request for Acceleration
Registration Statement on Form S-1 (File No. 333-175080)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the Company’s proposed public offering of shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:00 p.m. Eastern Time on November 15, 2011, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 4,961 copies of the Company’s Preliminary Prospectus dated October 31, 2011 through the date hereof to underwriters, dealers, institutions and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J. P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC

As Representatives of the several Underwriters

By: J. P. MORGAN SECURITIES LLC

By:	/s/ Richard Sesny
Name:	Richard Sesny
Title:	Vice President

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Charles W. Newton IV
Name:	Charles W. Newton IV
Title:	Managing Director